Sub-Item 77E:  Litigation
As part of the In Re Mutual Funds Investment Litigation pending in the
U.S. District Court for the District of Maryland (the MDL Court), PBHG
Funds (now known as Old Mutual Funds II), Pilgrim, Baxter & Associates, Ltd.
(PBA) (now known as Liberty Ridge Capital, Inc.), PBA's affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit (Class Action Suit) and a separate Derivative Suit (Derivative Suit) (together the Civil Litigation). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, PBA and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Consolidated complaints in the Class Action and Derivative
Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586). The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The
Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the trustees, the removal of PBA as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG
Funds' 12b-1 Plan.